02052823

SEC file number 1-15178

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

FLETCHER BUILDING LIMITED

(Translation of Registrant's Name Into English)

810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A_

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER BUILDING LIMITED

Date: 14 August 2002

pp **M C FARRELL**
COMPANY SECRETARY

ANNUAL RESULTS

Auckland, 14 August 2002

SUMMARY

Fletcher Building Limited achieved earnings of $205 million before interest, tax and unusual items in the year to 30 June 2002, confirming the substantial increase foreshadowed in the preliminary results announcement made on 11 June this year.

The result compares with $94 million in the previous year – a 118 percent improvement reflecting significant increases in the earnings of all divisions. On a consistent basis earnings before interest, tax and unusual items were up by 47 percent for Building Products, 94 percent for Concrete, 500 percent for Construction and 89 percent for Distribution. Among individual operating companies, the largest improvements were achieved by the South American operations, the upstream steel business, residential construction and the PlaceMakers distribution operation.

Net earnings were $88 million before unusual items, compared with $18 million on a comparable basis in the previous year.

The Chief Executive Officer and Managing Director, Mr Ralph Waters, said the latest results were based on improved margins through price movements, operational efficiency gains and reduced overheads, which benefited the Company throughout the year; and on strongly increasing demand for the Company's products in the second half.

Mr Waters noted that the result represented a 16.9 percent return on average equity and 23.1 percent on average funds employed. "These returns are well ahead of the Company's cost of capital. They are based on a solid improvement in internal performance, which is very pleasing and will continue to benefit the Company. Meanwhile, we expect a continuation of strong demand conditions through the first half of the current year before an easing in the second half. Our overall expectation for the current year is for another satisfactory result."

Results

- Net Profit after tax, minority interests and unusual items of $93 million.
- Earnings before interest, tax and unusual items of $205 million.
- Improved operating margins and lower overheads, assisted by stronger demand.
- Cashflow from operations of $187 million.
- Net debt and capital notes reduced by $126 million.
- Proceeds from divestments $54 million.
- Interest cover increases from 3.1 times at 30 June 2001 to 5.8 times.

Dividend

- A final dividend of 8 cents per share, with full tax credits taking the total dividend for the year to 14 cents per share.

Ralph Waters
Chief Executive Officer
Phone: +64 9 525 9169
Fax: +61 9 525 9032

Bill Roest
Chief Financial Officer
Phone: +64 9 525 9165
Fax: +64 9 525 9032

End

FLETCHER BUILDING LIMITED
FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2002

Directors today announced the financial results for the year ended 30 June 2002. Net profit was $93 million after tax and minority interests and $88 million before unusual items. Following a change to accounting policy, the above results are after recognising the interest cost on capital notes, whereas previously this was treated as a distribution and not expensed to profit and loss. Re-stating last year's accounts on the same basis, net profit after tax and minority interests was a loss of $288 million, or a profit of $18 million before unusual items.

Revenue for the reported period was $2.97 billion including the consolidation, and thus 15 months results of, the jointly owned PlaceMakers stores. The PlaceMakers Joint Ventures previously operated on a March year. Re-stating for 12 months only, Fletcher Building's revenue was $2.85 billion compared to $2.74 billion for the same period last year calculated on a consolidated basis. Divisional year-on-year revenue gains were Construction 8 percent, Concrete 4 percent, Distribution 8 percent and Building Products down 2 percent.

Improved margins through price movements, operational efficiency gains and reduced overheads underwrote the good first-half result. Those benefits continued through the second half, but were enhanced by quite strong demand for nearly all business units, leading to a preliminary profit announcement on 11 June 2002 when the market was informed that operating profits would be "around $200 million" before interest and taxation, approximately $30 million higher than the then consensus forecasts.

The result represents a 16.9 percent return on average equity and a 23.1 percent return on average funds employed, which is well ahead of the Company's cost of capital.

Results	**Operating Revenue**		**EBIT**	
Period Ended NZ$million	**12 Mths to June 2002**	12 Mths[4] to June 2001	**12 Mths to June 2002**	12 Mths[4] to June 2001
Building Products	**820**	840	**85**	58
Distribution	**686**	638	**34**	18
Concrete	**470**	454	**60**	31
Construction	**871**	808	**30**	5
Corporate			**(4)**	(6)
	2847	2740	**205**	106
Restatement PlaceMakers JV's	**119**[1]	(467)[2]		(12)[2]
Total Before Unusuals	**2966**	2273	**205**	94
- Unusuals			**5**	(181)
Total EBIT After Unusuals			**210**	(87)
- Funding Costs			**(51)**	(60)
Earnings before Taxation			**159**	(147)
- Taxation			**(54)**	(140)
Earnings After Taxation			**105**	(287)
- Minority Interests			**(12)**	(1)
Net Earnings on a Comparative Basis			**93**	(288)
- Restatement Capital Notes Interest				16[3]
Net Earnings as per Published Accounts			**93**	(272)

Note:
1 PlaceMakers extra 3 months revenue April 2001 to June 2001
2 PlaceMakers consolidation adjustment
3 Restatement of Capital Notes interest
4 Proforma accounts for 30 June 2001

Operational Review

Building Products

Building Products has more reliance on export markets than other divisions. For most of the year, revenues were running below those for the prior year. Steel exports to North America were down, as were exports of wood panels to Northern Asia. The 47 percent increase in earnings was thus internally driven through improved costs, efficiencies and pricing. The improvement was despite the early months being affected by high power prices and the latter months by a stronger New Zealand dollar.

All business units showed marked improvement in earnings on the prior year with the exception of Dimond and EasySteel, although actions taken through the year are now delivering enhanced performance from those operations. Pacific Steel, Pacific Wire, Winstone Wallboards and Fletcher Aluminium were significant improvers.

Concrete

Earnings for the Concrete operations were double that of the previous year. The New Zealand businesses sold record volumes of cement and readymix concrete. The Aggregates business recorded a significant improvement in the seasonally stronger second half, and Humes generated good earnings and strong cashflow. Stresscrete's result was the best for a number of years. For most products, prices and volumes were ahead of last year while overheads were significantly below.

In New Zealand, rural activity was a significant contributor for the full 12 months, while increased activity in most major urban markets in the second half of the year was the major contributor to the growth in earnings in that period.

Despite very difficult trading conditions in both Peru and Bolivia, the substantially reshaped businesses recorded major turnarounds in operating earnings and generated healthy cashflow.

Construction

Results for Construction were pleasing, with the commercial building, engineering and residential businesses all performing strongly. The result was further enhanced by profits from the Victorian co-generation business, now sold, and the receipt of outstanding amounts from a long completed project in Hawaii. Together, these contributed a non-recurring $11 million.

Of particular note was the exceptionally strong contribution of Fletcher Residential, where performance was the best on record. During the year, branches in Christchurch, Hamilton and Tauranga were closed. Other than a relatively small operation in Napier, the business is now solely focused on the Auckland market.

In March, the Australian commercial building operation was sold to John Holland Group, completing the restructuring of the Construction division, begun in 1996, down to its core geographies of New Zealand and the South Pacific.

The backlog in the New Zealand and South Pacific operations is healthy at around $400 million, and prospects look good for the new year with a number of large public sector projects pending. The major projects currently under construction are the Auckland Hospital, Grafton Gully Freeflow and Manukau Wastewater.

Distribution

Distribution benefited from improved trading conditions, particularly in the second half of the year, resulting in an 89 percent lift in year-on-year earnings. PlaceMakers achieved solid sales gains in both its trade and retail segments. The Building Depot also achieved sales gains and its new point-of-sale system helped realise a strong lift in margins in the last quarter.

Productivity improvements drove the lift in margins for PlaceMakers stores and a turnaround in the profitability of the Auckland Frame & Truss manufacturing operation. There was also good profit improvement in those PlaceMakers stores owned 100 percent by Fletcher Building, as they moved from "start-up" to "established" status. Hire a Hubby grew its base of franchisees steadily throughout the country.

Balance Sheet

With very strong cash flow, net debt was reduced by $106 million to $168 million at 30 June 2002. In addition, Capital Notes of $20 million were re-purchased. The accounting presentation of Capital Notes has been changed this year to recognise the interest in the profit statement and the principal of $230 million outstanding as a liability. Previously, the Capital Notes were included with equity and the interest treated as a distribution along with dividends.

Reported working capital has increased from $78 million to $140 million. However nearly all of this increase is attributable to the consolidation of the PlaceMakers joint ventures.

Fletcher Building's ratio of net debt, including Capital Notes, to total capitalisation (debt plus equity plus Capital Notes) reduced to 40 percent from 49 percent in June 2001.

Interest cover (EBITDA/Interest) was 5.8 times, compared with 3.1 times for the year ended 30 June 2001.

Capital expenditure was below plan at $51 million, and was well below depreciation and amortisation of $89 million. The reduction was influenced by the Company's more demanding capital approval process; however, capital expenditure should match depreciation more closely this year. In addition, the value of Plant & Equipment and Land & Buildings were reviewed as required under Financial Reporting Standard No 3, Accounting for Property, Plant and Equipment, and a charge of $11 million relating to the South American assets was taken against the revaluation reserve.

Dividend

Directors declared a final dividend 8 cents per share payable on 14 November 2002, taking the total dividend paid for the year to 14 cents per share compared to 12 cents last year. The dividend will be fully credited with Dividend Withholding Payment tax credits.

Strategic

Good progress has been made on optimising the business portfolio, with the Lunn Avenue quarry, Cyclone, Aluminium Distribution Australia, Fletcher Construction Australia and Varnsdorf co-generation assets sold during the year, and agreement has now been reached for the sale of the Bolivian businesses settlement of which is anticipated in November 2002. This process will continue this year through a patient disposal programme that maximises shareholder value.

Similarly with regard to strategically relevant acquisitions, the Company will be patient and will not waiver from its strict strategic and price criteria. Due to the number of opportunities and the need to provide a better path for growth in future earnings, Australia will be the major focus of growth options.

Outlook

Fletcher Building's earnings generally have a second half bias due to the nature of its activities. Results in the two half-years should be more even in 2002-03, as demand is expected to remain strong in the first half but to slow in the second. Despite the expected slowing, the loss of some non-recurring benefits in Construction and the impact of a stronger New Zealand dollar, Directors expect another satisfactory result.

DIVIDEND SUMMARY

Dividend Procedure
Fletcher Building paid dividends in April 2002 to both resident and non-resident shareholders with Dividend Withholding Payment (DWP) credits attached. Full DWP credits are also attached to this dividend. It is the Company's current expectation that DWP credits will also be paid on future dividends.

New Zealand companies receiving dividends from overseas are required to deduct DWP, and remit it to the Inland Revenue Department. This tax gives rise to a DWP credit that can be attached to dividends paid to shareholders.

For resident shareholders, this DWP credit is available for offset against tax payable.

For non resident shareholders the Company has undertaken to pay DWP credit refunds to non resident shareholders at the same time as the dividend which it recovers on the shareholders' behalf from the Inland Revenue Department. New Zealand resident shareholders holding shares on behalf of, or as agents for, non residents will need to advise the share registry of this fact (if they have not done so already), to ensure that the DWP credit refund is made.

This refund means that the cash return for non resident shareholders after New Zealand tax is higher than the dividend declaration of 8 cents per share.

	Interim Dividend	Final Dividend	Total Dividend
New Zealand resident shareholder	6.0000	8.0000	14.0000
DWP credits provided	2.9552	3.9402	6.8954
Total dividend for New Zealand taxation purposes	**8.9552**	**11.9402**	**20.8954**

	Interim Dividend	Final Dividend	Total Dividend
Non resident shareholders	6.0000	8.0000	14.0000
DWP credit refund	2.9552	3.9402	6.8954
	8.9552	11.9402	20.8954
Less 15% non resident withholding tax	1.3433	1.7910	3.1343
Cash dividend net of New Zealand tax	**7.6119**	**10.1492**	**17.7611**

As individual shareholders' circumstances may differ, the above New Zealand tax and non resident withholding tax calculations are a guide only.

Key dividend dates
Shares quoted cum dividend on New Zealand Stock Exchange until close of business 25 October 2002. Dividend entitlement date: 25 October 2002. Payment date: 14 November 2002.

Shares quoted cum dividend on Australian Stock Exchange until close of business 18 October 2002. Dividend entitlement date: 25 October 2002. Payment date: 14 November 2002.

Dividend reinvestment plan

A dividend reinvestment plan will operate for dividends paid by Fletcher Building, including this dividend. Documentation for participation in the plan is available from the share registry.